SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                          ----------------------------
                                    FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2003
                          ----------------------------


                               ELBIT SYSTEMS LTD.
                (Translation of Registrant's Name into English)
          Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   [  ]       Form 20-F        [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   [  ]       Yes              [ ]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 2, 2003.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ELBIT SYSTEMS LTD.
                                          (Registrant)


                                          By: /s/ Ilan Pacholder
                                             -----------------------------------
                                          Name:  Ilan Pacholder
                                          Title:  Corporate Secretary

Dated:  December 2, 2003.

                                  EXHIBIT INDEX
                                  -------------


         EXHIBIT NO.            DESCRIPTION
         -----------            -----------

            1.                  Press release dated December 2, 2003.

                                    EXHIBIT 1
                                    ---------

Lockheed   Martin  and  Elbit   Systems  Team  to  Pursue   Helicopter   Upgrade
--------------------------------------------------------------------------------
Opportunities in Central Europe
-------------------------------


Tuesday December 2, 8:45 am ET

SOFIA, Bulgaria, Dec. 2 /PRNewswire-FirstCall/ -- U.S.-based Lockheed Martin (NYSE: LMT - News) and Elbit Systems Ltd., (Nasdaq: ESLT - News) based in Israel, will jointly pursue helicopter modernization opportunities in Bulgaria as well as in Poland, the Czech Republic, Slovakia and Hungary.

Near term, the companies are teaming to pursue recently announced plans to upgrade Bulgaria's Mi-17 and Mi-24 helicopters to meet NATO standards. Bulgaria is planning to repair and modernize these aircraft by incorporating modern avionics and mission systems and extending the life of the helicopters. The Mi-24 helicopters' arms systems also will be upgraded.

"The agreement with Lockheed Martin creates a team with unparallel expertise and experience which will result in the most cost-effective proven solution for our customers" said Yoram Shmuely, corporate vice president and general manager of Elbit Systems' Airborne and Helmet Systems Division. "Our aim is to create strong relationships with Bulgarian defense industries to meet both domestic and export market requirements."

Lockheed Martin and Elbit Systems will perform the NATO compatibility and interoperability of the helicopter modernization contract, including NATO-restricted equipment.

"Our team offers low-risk, cost-effective solutions to meet NATO standards and interoperability requirements with proven products and systems for day, night and all-weather operations," said Scott Greene, acting general manager of Lockheed Martin's Aerospace Solutions in Owego, NY.

The two companies have extensive experience in the area of helicopter upgrades for customers worldwide. Lockheed Martin, a major systems integrator to NATO countries, recently integrated 44 anti-submarine Merlin helicopters for the British Royal Navy. Currently, it is integrating a common cockpit and other mission systems for the U.S. Navy's MH-60 helicopters. Elbit Systems has performed several major helicopter upgrades, of both western and eastern origin platforms, and its advanced avionics are currently operational onboard more than 4,000 helicopter platforms in the fleets of defense and civilian users worldwide.

The two companies intend to implement the modernization in cooperation with the original helicopter manufacturers and local industries.

Elbit Systems Ltd., based in Haifa, Israel, is engaged in a wide range of defense-related programs throughout the world. The company focuses on the upgrading of existing military platforms and developing new technologies for defense applications.

Headquartered in Bethesda, MD, Lockheed Martin employs about 130,000 people worldwide and is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services.

                For additional information, visit our Web sites:

                          http://www.lockheedmartin.com

                             http://www.elbit.co.il